August 4, 2011

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen, Special Counsel
Sonia Bednarowski

Re:	TransDigm Inc.
TransDigm Group Incorporated
Registration Statement on Form S-4
Filed June 8, 2011
File No. 333-174781 & -01 to -26

Ladies and Gentlemen:

On the date hereof, TransDigm Inc., a Delaware corporation (the “Company”), and TransDigm Group Incorporated, Champion Aerospace LLC, Adams Rite Aerospace, Inc., MarathonNorco Aerospace, Inc., Avionic Instruments LLC, Skurka Aerospace Inc., CDA InterCorp LLC, Aviation Technologies, Inc., Avtech Corporation, Transicoil LLC, Malaysian Aerospace Services, Inc., AeroControlex Group, Inc., Acme Aerospace, Inc., Dukes Aerospace, Inc., CEF Industries, LLC, Bruce Aerospace Inc., Bruce Industries Inc., Aircraft Parts Corporation, Semco Instruments, Inc., Hartwell Corporation, McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace Investments, Inc., McKechnie Aerospace US LLC, Texas Rotronics, Inc. and Western Sky Industries, LLC (collectively, the “Guarantors” and, together with the Company, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $1,600,000,000 aggregate principal amount of the Company’s 7.75% Senior Subordinated Notes due 2018 (the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of the Company’s outstanding 7.75% Senior Subordinated Notes due 2018, which were issued on December 14, 2010 and December 22, 2010.

Securities and Exchange Commission

August 4, 2011

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) any broker-dealer holding existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such existing securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes; (b) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer; and (c) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission

August 4, 2011

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.

*     *     *

Very truly yours,

TRANSDIGM INC.

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

CHAMPION AEROSPACE LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

AVIONIC INSTRUMENTS LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

CDA INTERCORP LLC

By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

Securities and Exchange Commission

August 4, 2011

ADAMS RITE AEROSPACE, INC.

MARATHONNORCO AEROSPACE, INC.

SKURKA AEROSPACE INC.

AEROCONTROLEX GROUP, INC.

ACME AEROSPACE, INC.

BRUCE AEROSPACE INC.

BRUCE INDUSTRIES INC.

AIRCRAFT PARTS CORPORATION

SEMCO INSTRUMENTS, INC.

HARTWELL CORPORATION

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
Chief Executive Officer

MCKECHNIE AEROSPACE INVESTMENTS, INC. MCKECHNIE AEROSPACE HOLDINGS, INC.

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
President

MCKECHNIE AEROSPACE US LLC By: MCKECHNIE AEROSPACE DE, INC., its sole member

By:	/s/ James Riley
James Riley
President and Chief Executive Officer

TEXAS ROTRONICS, INC. AVIATION TECHNOLOGIES, INC. MALAYSIAN AEROSPACE SERVICES, INC.

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
Chief Executive Officer and President

Securities and Exchange Commission

August 4, 2011

TRANSICOIL LLC

By: AVIATION TECHNOLOGIES, INC, its sole member

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
Chief Executive Officer and President

AVTECH CORPORATION

By:	/s/ Robert S. Henderson
Robert S. Henderson
Chief Executive Officer

DUKES AEROSPACE, INC.

By:	/s/ James Riley
James Riley
Chief Executive Officer

MCKECHNIE AEROSPACE DE, INC.

By:	/s/ James Riley
James Riley
President and Chief Executive Officer

CEF INDUSTRIES, LLC By: TRANSDIGM INC., its sole member

By:	/s/ W. Nicholas Howley
W. Nicholas Howley
Chief Executive Officer

WESTERN SKY INDUSTRIES, LLC

By: MCKECHNIE AEROSPACE INVESTMENTS, INC., its sole member

By:	/s/ Raymond F. Laubenthal
Raymond F. Laubenthal
President

cc:	Christopher M. Kelly, Esq. (Jones Day)